Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: March 30, 2015

Milwaukee Journal Sentinel Op-ed

March 29, 2015

A rare opportunity that just makes sense

By Gale Klappa

In a matter of months, the country’s newest Fortune 300 company will likely NOT be headquartered in New York, Chicago, Minneapolis, or even Omaha.  This once in a generation opportunity would come to fruition right here in metro Milwaukee.  The new enterprise will be called the WEC Energy Group.  It will be established after approval of Wisconsin Energy’s acquisition of Integrys.

The arrival of a Fortune 300 company is certainly good news, but it’s only the beginning of the benefits that the Milwaukee region and the state of Wisconsin will realize over the next decade.

The new company will include We Energies and Wisconsin Public Service — which provides electricity and natural gas to Green Bay and many other northern Wisconsin communities.  And it’s clear that Wisconsin customers have the highest potential for cost savings from this transaction.

Given the geographic proximity and business similarities of the two Wisconsin utilities, customers could see as much as $1 billion of savings over the next 10 years through a combination of lower capital and operating costs.

The specific areas for potential savings have been identified by the state’s public service commission staff, a national energy expert, and the company. Let’s take a closer look.

Public Service Commission staff has indicated that the combined company could realize savings “upwards of $600 million” in long-term resource planning alone based solely on the larger power plant portfolio of the combined company.

John Reed, a nationally recognized energy industry expert with decades of experience in transactions such as this one, has estimated that — in the long-term — the operational savings of the combined company would total three to five percent of today’s non-fuel costs — or as much as $130 million of annual savings.

Beyond those impressive statistics, there will be opportunities to realize other efficiencies that will benefit customers.  For example, within the next 10 years as the electric grid becomes smarter, customers have more personal billing options, and the need grows for more robust systems to protect customer information, it’s highly likely that both We Energies and Wisconsin Public Service will need to invest in new automation and customer systems.  The estimated cost would be approximately $150 million for each company. By purchasing just one set of systems to serve both utilities, customers could save $150 million of capital costs.

As we look to the future, the long-term benefits of this acquisition are clear, compelling, and achievable.

Some customer groups, however, have tried to frame the discussion in terms of immediate cost savings. Unfortunately, there is only one way to attain immediate cost savings — through a drastic reduction in labor — through a drastic reduction in Wisconsin jobs.

Our proposed acquisition of Integrys is NOT about cutting thousands of jobs.  Rather, this combination was carefully considered for the purpose of creating a strong electric and natural gas delivery company with deep operational expertise, scale, and the financial resources to meet the region’s future energy needs.

We’re committed to reliability, customer satisfaction, environmental stewardship — and, yes, to the delivery of cost savings and competitive pricing over the long run.

We will continue investing in the energy infrastructure that is so critical to job creation and the growth of the Wisconsin economy… so that when the future gets here, it will be a bright one.

Gale Klappa is chairman of the board and chief executive officer of Wisconsin Energy.

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Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.